Exhibit 99.1

Marex announces share purchases by Directors and Officers

New York, Oct. 15, 2025 — Marex Group plc (“Marex”; NASDAQ: MRX), the diversified global financial services platform, today announced that directors and officers have purchased ordinary shares in Marex in the open market.

As previously disclosed, on Friday, October 10, Chief Executive Officer Ian Lowitt acquired 32,465 ordinary shares in Marex, increasing his total holding to 2,615,016 ordinary shares. Additionally, on Monday, October 13, Paolo Tonucci, Chief Strategist and Chief Executive Officer of Capital Markets, purchased 30,000 ordinary shares, bringing his total holding to 1,108,342 ordinary shares.

These purchases are in addition to those made in August by Marex’s Non-Executive Chairman Robert Pickering, and Board member and Risk Committee Chair Konstantin Graf von Schweinitz. Robert bought 2,700 ordinary shares, bringing his holding to 20,594 ordinary shares, and Konstantin bought 7,100 ordinary shares, raising his ownership to 14,993 ordinary shares.

Additionally, on Tuesday, October 14, Sir Jeremy Isaacs and Roger Nagioff – both former Marex Board members and founding partners of JRJ Group, previously a majority shareholder of Marex – also acquired ordinary shares in the open market in a personal capacity. Sir Jeremy purchased 35,000 ordinary shares and Roger acquired 35,000 ordinary shares.

Ian Lowitt, Chief Executive Officer, commented:

“As I stated in our recent preliminary third-quarter update, we are excited about Marex’s prospects. The acquisition of additional shares reflects our strong belief in Marex’s growth trajectory and its future potential. Collectively, the executive leadership team owns more than 7% of the company, underscoring our confidence in the franchise we’ve built.”

Ends

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, our expected growth trajectory and future potential. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: our actual financial results for the third quarter 2025 may differ from our preliminary estimates; subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflict in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S regulatory regime, including with respect to tariffs; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

About Marex

Marex Group plc (NASDAQ: MRX) is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. The Group provides comprehensive breadth and depth of coverage across four core services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to 60 exchanges. The Group provides access to the world’s major commodity markets, covering a broad range of clients that include some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 40 offices worldwide, the Group has over 2,400 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Enquiries please contact:

Marex: Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508

nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 716 525 7239 / +44 7976870961

marex@fticonsulting.com